SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SeraCare Life Sciences, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

81747T104
(CUSIP Number)

Marc Weingarten, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2280
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 6, 2010
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81747T104	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON LTOVA HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,846,657
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,846,657
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,846,657
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 15.3%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 81747T104	SCHEDULE 13D/A	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON JACOB SAFIER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,853,263
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,853,263
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,853,263
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 20.7%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 81747T104	SCHEDULE 13D/A	Page 4 of 5 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 1 (“Amendment No. 1”) amends the statement on Schedule 13D filed on March 6, 2009 (the “Original Schedule 13D”), with respect to the Shares of the Issuer. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 shall have the meanings set forth in the Original Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Original Schedule 13D is being amended to include the following:

On October 5, 2010, the Reporting Persons sent a letter (the “Letter”) to Eugene I. Davis, Chairman of the Board of Directors of the Issuer, in which the Reporting Persons indicated that, in their opinion, the composition of the Board needed to change to support what the Reporting Persons believe is a necessary transition by the Issuer to a focus on revenue growth. The Reporting Persons proposed that three new independent directors, Ken Banta, Michael Gatz and Dr. Michael Frey, replace three of the current directors. A copy of the Letter is attached hereto as Exhibit A and is incorporated by reference.

The Reporting Persons intend to seek to engage in discussions concerning the potential recomposition of the current Board and the business, operations and future of the Issuer with the current Board members, management and other shareholders. The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s response to the Letter and the reaction of the other shareholders, the Issuer’s financial position and business strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A	Letter, dated October 5, 2010

CUSIP No. 81747T104	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 6, 2010

LTOVA HOLDINGS LLC

By:	/s/ Jacob Safier
Jacob Safier
Managing Member

/s/ Jacob Safier
JACOB SAFIER